SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 14)*


                            Swiss Army Brands, Inc.
                            -----------------------
                                (Name of Issuer)


                          Common Stock, $.10 Par Value
                         ------------------------------
                         (Title of Class of Securities)


                                    870827102
                                 --------------
                                 (CUSIP Number)

                              Claude A. Baum, Esq.
                         Berlack, Israels & Liberman LLP
                              120 West 45th Street
                            New York, New York 10036
                                 (212) 704-0100
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               September 25, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 7 Pages

                                  SCHEDULE 13D

---------------------------------------              ---------------------------
CUSIP NO.           870827102                        Page 2 of 7 Pages
---------------------------------------              ---------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Victorinox AG
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

               WC
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(E)                                                 [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

               Switzerland
--------------------------------------------------------------------------------
NUMBER OF               7       SOLE VOTING POWER
SHARES
BENEFICIALLY            --------------------------------------------------------
OWNED BY                8       SHARED VOTING POWER
EACH
REPORTING                       5,253,700
PERSON                  --------------------------------------------------------
WITH                    9       SOLE DISPOSITIVE POWER

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                5,253,700
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   5,253,700
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                 [ ]

--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   64.3%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

                  CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

---------------------------------------              ---------------------------
CUSIP NO.           870827102                        Page 3 of 7 Pages
---------------------------------------              ---------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Charles Elsener, Sr.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

               N/A
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

               Switzerland
--------------------------------------------------------------------------------
NUMBER OF               7       SOLE VOTING POWER
SHARES
BENEFICIALLY                            346,705
OWNED BY                --------------------------------------------------------
EACH                    8       SHARED VOTING POWER
REPORTING
PERSON                                  5,253,700
WITH                    --------------------------------------------------------
                        9       SOLE DISPOSITIVE POWER

                                        346,705
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                        5,253,700
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   5,600,405
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                 [ ]

--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   68.5%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

                   IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                  Victorinox AG, a Swiss corporation ("Victorinox"), and Charles Elsener, Sr., a citizen of Switzerland ("Mr. Elsener"; and together with Victorinox, the "Reporting Persons"), hereby amend the Statement on Schedule 13D dated April 6, 1995, as amended by Amendment No. 1 dated April 11, 1995, Amendment No. 2 dated June 26, 1996, Amendment No. 3 dated November 2, 1996, Amendment No. 4 dated November 17, 1997, Amendment No. 5 dated December 30, 1997, Amendment No. 6 dated November 5, 1998, Amendment No. 7 dated May 21, 1999, Amendment No. 8 dated September 27, 2000, Amendment No. 9 dated November 17, 2000, Amendment No. 10 dated December 18, 2000, Amendment No. 11 dated January 4, 2001, Amendment No. 12 dated April 17, 2001 and Amendment No. 13 dated July 6, 2001 (collectively, the "Amended Statement"), filed by the Reporting Persons with respect to the Common Stock, par value $.10 per share ("Common Stock"), of Swiss Army Brands, Inc., a Delaware corporation ("Swiss Army"), formerly known as The Forschner Group, Inc.

                  The purpose of this Amendment No. 14 is to report eight recent open market purchases by Victorinox of an aggregate of 97,400 shares of Swiss Army Common Stock (the "Additional Shares"), as more particularly described in item 3 below.

                  Each Reporting Person is responsible for the completeness and accuracy of only that information concerning such Reporting Person contained herein, or in any subsequent amendment, and is not responsible for the completeness or accuracy of any information concerning the other Reporting Person. Neither Reporting Person knows or has reason to believe that any information concerning the other Reporting Person contained herein is inaccurate, and the execution of any subsequent amendment by each Reporting Person shall constitute a representation by such Reporting Person that it or he neither knows nor has reason to believe that any information concerning the other Reporting Person contained in such amendment is inaccurate at the time of such execution. Each Reporting Person hereby disclaims any responsibility for
(i) the filing of any reports or information required under Section 13(d) of the Exchange Act and Regulation 13D-G promulgated thereunder relating to the other Reporting Person or (ii) the timeliness of any such filing.

                  Except as set forth herein, there has been no material change in the facts set forth in the Amended Statement with respect to either Reporting Person. Items and sub-items not expressly addressed herein are inapplicable with respect to the Reporting Persons, or the responses to them with respect to the Reporting Persons either are negative or have not changed from those of the Amended Statement.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

                  Victorinox purchased: (i) 15,000 Additional Shares in an open market transaction on August 13, 2001 for an aggregate purchase price of $98,250, or $6.55 per share, (ii) 26,000 Additional Shares in an open market transaction on September 5, 2001 for an aggregate purchase price of $175,500, or $6.75 per share, (iii) 12,000 Additional Shares in an open market transaction on September 5, 2001 for an aggregate purchase price of $83,760, or $6.98 per share, (iv) 17,500 Additional Shares in an open market transaction on September 18, 2001 for an aggregate purchase price of $115,850, or $6.62 per share, (v) 1,000 Additional Shares in an open market transaction on September 21, 2001 for an aggregate purchase price of $6,380, or $6.38 per share, (vi) 12,500 Additional Shares in an open market transaction on September 25, 2001 for an aggregate purchase price of $79,125, or $6.33 per share, (vii) 10,900 Additional Shares in an open market transaction on September 26, 2001 for an aggregate purchase price of $66,490, or $6.10 per share, and (viii) 2,500 Additional Shares in an open market transaction on September 28, 2001 for an aggregate purchase price of $15,525, or $6.21 per share. The $640,880 aggregate purchase price paid by Victorinox for the Additional Shares was paid in cash from Victorinox's working capital.

Item 4.  Purpose of Transaction
         ----------------------

                  Victorinox acquired the Additional Shares for investment purposes.

                  Although neither Victorinox nor Mr. Elsener has formulated any definite plans or proposals with respect to their respective investments in Swiss Army, they may consider the acquisition of additional shares of Common Stock or the disposition of some or all of the shares of Common Stock held by them, depending on market conditions and other circumstances. Except as set forth above, neither Victorinox nor Mr. Elsener has any plans or proposals which relate to or would result in any of the following:

                           (a) The acquisition by any person of additional
securities of Swiss Army, or the disposition of securities of Swiss Army;

                           (b) An extraordinary corporate transaction, such as a
merger, reorganization or liquidation, involving Swiss Army or any of its subsidiaries;

                           (c) A sale or transfer of a material amount of assets
of Swiss Army or any of its subsidiaries;

                           (d) Any change in the present board of directors or
management of Swiss Army, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                           (e) Any material change in the present capitalization
or dividend policy of Swiss Army;

                           (f) Any other material change in Swiss Army's
business or corporate structure;

                           (g) Changes in Swiss Army's charter, by-laws or
instruments corresponding thereto or other actions which may impede the acquisition of control of Swiss Army by any person;

                           (h) Causing a class of securities of Swiss Army to be
delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                           (i) A class of equity securities of Swiss Army
becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

                           (j) Any action similar to any of those enumerated
above.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

         (a) Victorinox holds an aggregate of 5,253,700 shares of Common Stock, constituting approximately 64.3% of the issued and outstanding shares of Common Stock as of the date hereof. Mr. Elsener holds an aggregate of 346,705 shares of Common Stock, constituting approximately 4.2% of the issued and outstanding shares of Common Stock as of the date hereof. In addition, as the controlling stockholder of Victorinox Mr. Elsener may be deemed to be the beneficial owner of the 5,253,700 shares of Common Stock held by Victorinox. Mr. Elsener thus may be deemed to be the beneficial owner of 5,600,405 shares of Common Stock, constituting approximately 68.5% of the issued and outstanding shares of Common Stock as of the date hereof.

         (b) Victorinox and Mr. Elsener share with each other the power to vote or direct the vote, and to dispose or direct disposition of, the 5,253,700 shares of Common Stock held by Victorinox. Mr. Elsener has the sole power to vote or direct the vote, and to dispose or direct disposition of, the 346,705 shares of Common Stock held by him.

         (c) Except for the open market purchases by Victorinox reported elsewhere herein, there were no transactions in Common Stock effected by the Reporting Persons during the past 60 days.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

                  Exhibit A - Joint Filing Agreement, dated September 27, 2000, between Victorinox AG and Charles Elsener, Sr. (incorporated herein by reference to Exhibit A to Amendment No. 8)

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2001

                                      VICTORINOX AG



                                      By: /s/ Charles Elsener, Sr.
                                         ------------------------------------
                                         Charles Elsener, Sr.




                                         /s/ Charles Elsener, Sr.
                                         -----------------------------------
                                         Charles Elsener, Sr.